[GRAPHIC OMITTED]Grupo Financiero Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Managing Director
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

                 GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL
              RESULTS FOR ITS FOURTH QUARTER AND FISCAL YEAR ENDED
                                DECEMBER 31, 2007

(Buenos Aires, Argentina, February 14, 2008) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter of fiscal year 2007, ended December 31, 2007.

NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

   o Net income for the fiscal year ended December 31, 2007 was Ps. 46.0 million or Ps. 0.037 per share, equivalent to Ps. 0.370 per ADS, taking into account the average shares outstanding during the fiscal year.

   o     During the same period,  Banco de Galicia y Buenos Aires S.A.
         ("the Bank") recorded a Ps. 177.3 million adjusted net income. After the amortization of amparo claims (Ps. 108.7) and the adjustment to the valuation of public-sector assets (Ps. 38.2), net income amounted to Ps. 30.4 million.

   o During the third quarter, Grupo Galicia exercised its preemptive rights in the Bank's share offering and subscribed 93.6 million shares in exchange for US$ 102.2 million of face value of notes due 2014 issued by the Bank and cash. To fund the cash subscription, Grupo Galicia took an US$ 80 million loan. As a result of this subscription, Grupo Galicia's interest in the Bank reached 94.66%.

NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2007

   o Net income for the quarter ended December 31, 2007 was Ps. 44.6 million or Ps. 0.036 per share, equivalent to Ps. 0.360 per ADS.

   o This result was mainly attributable to the income derived from our interest in the Bank (Ps. 48.7 million) and in Sudamericana Holding (Ps. 4.0 million), partially offset by financial expenses and administrative expenses for Ps. 7.7 million.

   o The Bank recorded a Ps. 62.9 million adjusted net income, Ps. 37.8 million higher than in the same quarter of FY 2006. Excluding the Ps.11.5 million loss from the adjustment to the valuation of public-sector assets, net income during this quarter was Ps. 51.4 million.

   o The table below shows results per share information, based on Grupo Galicia's financial statements.


                                                           In pesos
                                        --------------------------------------------------
                                            FY 2007    FY 2006     twelve months ended at:
                                        ----------------------    ------------------------
                                           4 Q         4 Q
Earnings per Share                       12/31/07     12/31/06     12/31/07     12/31/06
------------------------------------    ---------    --------     ---------    -----------

Total Average Shares (in thousands)       1.241.407    1.241.207     1.241.407   1.240.932
Total Shares Outstanding                  1.241.407    1.241.407     1.241.407   1.241.407
(in thousands)
 Book Value per Share                         1,333        1,296        1,333        1,296
 Book Value per ADS (*)                      13,330       12,960       13,330       12,960
 Earnings per Share                           0,036       (0,074)       0,037       (0,015)
 Earnings per ADS (*)                         0,360       (0,740)       0,370       (0,150)

----------
(*)  1 ADS = 10 ordinary shares

   o Grupo Galicia's fourth quarter net income represents an annualized return of 0.97% on average assets and of 10.97% on average shareholders' equity.


                                                           Percentages
                                         -------------------------------------------------
                                          FY 2007      FY 2006     twelve months ended at:
                                         -------------------------------------------------
                                             4Q           4Q
Profitability                             12/31/07     12/31/06     12/31/07     12/31/06
------------------------------------    ---------    --------     ---------    -----------
Return on Average Assets (*)                  0,97       (1,45)         0,37       0,0004
Return onAverage Shareholders
 Equity (*)                                  10,97      (22,23)         2,86        (1,15)

----------
(*)  Annualized.


   o The table below shows Grupo Financiero Galicia's income statement for fiscal year 2007, on a non consolidated basis, which includes the elimination of transactions with controlled companies.

                                                          In millions of pesos
                                                         -----------------------
                                                         Twelve months ended at
                                                         -----------------------
                                                          12/31/07     12/31/06
                                                         ---------     --------
Income from equity investments                                65,8        (81,2)
Goodwill depreciation                                         (0,5)        (1,3)
Administrative expenses                                      (15,1)       (10,6)
Net other income                                              (0,9)         1,6
Net financial income                                          (0,2)       118,2
Income tax                                                    (3,1)       (45,6)
Net income for the year                                       46,0        (18,9)

NET INCOME BY BUSINESS

   o The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

   o "Income from stake in Sudamericana Holding" includes the results from our interest in such company as of September 30, 2007.

   o "Income from Stake in Other Companies" includes the results from our interests in Net Investment, Galicia Warrants and Galval as of December 31, 2007.

   o The "Deferred Tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries, according to the deferred tax method. This adjustment was not made in Banco Galicia's financial statements because Argentine Central Bank's regulations do not contemplate the application of the deferred tax method.

   o "Other Income GFG" mainly includes the administrative expenses and the financial expenses.


                                                                         in millions of pesos
                                                          -------------------------------------------------
                                                                  FY 2007            Twelve months ended at
                                                          -------------------------------------------------
Net Income by Business                                      4th. Q       3rd. Q      12/31/07     12/31/06
-------------------------------------------------------   ---------    ---------    ---------    ---------
Income from stake in Banco Galicia (94.66%) (*)                48,7          7,1         29,1       (118,1)
Income from stake in Sudamericana Holding (87.5%)               4,0          3,1         14,6          7,4
Income from stake in other companies                            0,2          0,5          1,0          0,8
Deferred tax adjustment in Banco Galicia's subsidiaries        (0,5)         2,7          7,9          9,3
Adjustment of treasury shares                                   0,0            -          0,0           -1
Other Income GFG                                               (7,7)        (8,5)        (3,5)       128,0
Income tax                                                     (0,1)         2,0         (3,1)       (45,7)
Net Income for the period                                      44,6          6,9         46,0        (18,9)

----------
(*)  Until August 2, 2007 stake in Banco Galicia was 93,6%

CONFERENCE CALL

On Tuesday, February 19 at 11:30 A.M. Eastern Standard Time (2:30 P.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (785) 830-1914

If you are unable to participate in the call, a replay will be available from Tuesday, February 19, 2008 at 3:30 P.M. Eastern Standard Time until Sunday, February 24, 2008 at 3:30 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 9413050.

--------------------------------------------------------------------------------
This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the CordobaStock Exchange and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA
Consolidated with subsidiary companies (Art.33 - Law 19550).

                                              12/31/07     09/30/07     06/30/07     03/31/07     12/31/06
                                             ---------    ---------    ---------    ---------    ---------
                                                                In millions of pesos
CASH AND DUE FROM BANKS                        2.960,0      2.625,5      2.057,8      2.062,6      2.294,8
GOVERNMENT AND CORPORATE   SECURITIES          1.694,0      2.238,7      3.571,2      2.272,4      3.188,6
LOANS                                         11.601,0     10.929,6      9.910,9     10.712,8     10.525,0
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                     3.597,0      3.198,6      3.378,5      3.841,0      5.412,8
EQUITY IN OTHER COMPANIES                         43,8         43,7         42,2         40,5         35,6
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                         1.304,0      1.255,2      1.250,5      1.263,3      1.264,2
OTHER ASSETS                                   1.628,9      1.477,9      1.065,2      1.005,9        894,4
TOTAL ASSETS                                  22.828,7     21.769,2     21.276,3     21.198,5     23.615,4
DEPOSITS                                      13.165,6     12.748,3     12.438,8     11.858,1     10.779,4
- Non-Financial Government Sector                193,9        207,7        202,7         79,7         63,9
- Financial Sector                               167,2        159,5        156,1        153,9        154,3
- Non-Financial Private Sector and
   Residents Abroad                           12.804,5     12.381,1     12.080,0     11.624,5     10.561,2
  - Current Accounts                           2.629,9      2.465,7      2.439,2      2.080,1      1.982,8
  - Savings Accounts                           3.229,0      3.014,8      2.816,8      2.647,5      2.442,9
  - Time Deposits                              6.543,9      6.467,2      6.433,8      6.536,0      5.789,3
  - Investment Accounts                            0,2          3,6          5,5          5,6          4,0
  - Other                                        291,1       302 ,8        232,7        209,8        211,3
  - Accrued interest and quotation
     diferences payable                          110,4        127,0        152,0        145,5        130,9
OTHER BANKS AND INTERNATIONAL ENTITIES           930,4        865,1        361,7        447,0      1.125,7
NEGOTIABLE OBLIGATIONS                         3.045,5      3.229,6      3.686,4      3.511,2      3.587,0
OTHER LIABILITIES                              3.815,1      3.120,0      3.011,2      3.626,0      6.347,6
MINORITY INTERESTS                               217,6        196,3        175,3        165,9        167,2
TOTAL LIABILITIES                             21.174,2     20.159,3     19.673,4     19.608,2     22.006,9
SHAREHOLDERS' EQUITY                           1.654,5      1.609,9      1.602,9      1.590,3      1.608,5
INFLATION AND EXCHANGE RATE
Retail Price Index (%) (*)                        2,49         1,90         1,61         2,23         2,57
Wholesale Price Index (%) (*)                     2,67         4,02         5,37         1,75         0,68
C.E.R. (%) (*)                                    2,30         1,50         1,91         2,52         2,46
Exchange Rate ($/U$S) (**)                      3,1510       3,1495       3,0908       3,1007       3,0695

----------
(*)  Variation within the quarter.

(**) Last working day of the quarter. Source B.C.R.A. -Comunique "A" 3500-
     Reference Exchange Rate

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA
Consolidated with subsidiary companies (Art. 33 - Law 19550).

                                                                             Quarter  ended:
                                                     -------------------------------------------------------------
                                                      12/31/07     09/30/07     06/30/07     03/31/07     12/31/06
                                                     ---------    ---------    ---------    ---------    ---------
                                                                           In millions of pesos
FINANCIAL INCOME                                         550,7        518,4        451,8        476,9        428,7
- Interest on Cash and Due From Bank                       5,1          4,1          2,0          3,7          0,6
- Interest on Loans to the Financial Sector                0,3          0,5          0,2          2,3          1,0
- Interest on Overdrafts                                  34,4         32,1         25,1         19,6         21,0
- Interest on Notes                                       97,3         75,7         61,4         59,8         58,1
- Interest on Mortgage Loans                              29,6         26,0         22,2         20,6         20,3
- Interest on Pladge Loans                                 3,7          3,4          2,8          2,5          2,2
- Interest on Credit Card loans                          127,6        111,9        101,6         90,7         89,6
- Interest on Other Loans                                 63,3         56,6         42,7         40,1         36,5
- Net Income from Government and Corporate
   Securities                                             57,4         81,5         66,9         35,5        (72,4)
- On Other Receivables Resulting from Financial
   Brokerage                                               9,7          8,8          7,4         10,3         34,7
- Net Income from Guaranteed Loans-Decree 1387/01         13,8         15,5         20,1         30,3         46,6
- Adjustment by application of adjusting index            47,6         22,5         45,2         89,9        155,4
- Quotations Differences on Gold and Foreign
   Currency                                               29,5         23,2         22,8         12,4         13,4
- Other                                                   31,4         56,6         31,4         59,2         21,7
FINANCIAL EXPENSES                                       338,5        290,7        263,0        354,5        442,7
- Interest on Demand Accounts Deposits                     4,7          3,6          4,0          4,1          4,2
- Interest on Saving Accounts Deposits                     0,8          0,8          1,5          1,4          1,2
- Interest on Time Deposits                              156,6        130,9        119,0        114,6        106,5
- Interest on Interbank Loans Received ( Call
   Money Loans)                                            0,7          1,5          0,8          0,9          1,0
- Interest on Loans from Financial Sector                  0,4          0,5          0,5          0,6          0,7
- For other Liabilities resulting from Financial
   Brokerage                                              74,4         78,9         68,9         91,4         86,8
- Interest on Subordinated Negotiable Obligations         24,2         24,1         23,2         23,2         22,0
- Other interest                                           1,1          1,1          1,3         42,3         38,4
- Adjustment by application of adjusting index             7,7          7,8          8,2         43,2        126,7
- Contributions to the Deposit Insurance Fund              5,5          5,3          5,0          4,7          4,4
- Other                                                   62,4         36,2         30,6         28,1         50,8
GROSS BROKERAGE MARGIN                                   212,2        227,7        188,8        122,4        (14,0)
PROVISIONS FOR LOAN LOSSES                                96,6         72,7         36,8         49,4         26,3
INCOME FROM SERVICES, NET                                251,4        241,3        220,4        200,0        192,8
ADMINISTRATIVE EXPENSES                                  366,5        339,3        304,3        276,2        278,3
- Personnel Expenses                                     191,0        174,7        160,7        144,2        146,3
- Directors' and Syndics' Fees                             1,6          1,6          1,6          1,7          2,0
- Other Fees                                              12,7         12,6          9,6          8,1          9,9
- Advertising and Publicity                               33,2         29,5         26,9         24,3         26,0
- Taxes                                                   21,7         20,4         14,7         13,6         15,0
- Depreciation of Premises and Equipment                  14,5         13,3         12,0         10,2          9,5
- Amortization of Organization and Development
   Expenses                                                8,6          9,2          8,8          9,0          8,6
- Other Operating Expenses                                52,3         49,6         45,5         43,1         40,0
- Other                                                   30,9         28,4         24,5         22,0         21,0
MINORITY INTEREST                                         (9,0)        (9,4)        (9,4)        (4,2)        (1,3)
INCOME FROM EQUITY INVESTMENTS                             0,1          1,4          0,1          0,3         (1,2)
NET OTHER INCOME                                          69,7        (21,4)       (29,5)         6,4         49,6
INCOME TAX                                                16,7         20,7         16,7         17,4         13,5
NET INCOME                                                44,6          6,9         12,6        (18,1)       (92,2)

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA
Consolidated with subsidiary companies (Art. 33 - Law 19550).

                                                             Twelve months ended at:
                                                             -----------------------
                                                              12/31/07     12/31/06
                                                             ----------   ----------
                                                              In millions of pesos
FINANCIAL INCOME                                                1.997,9      2.229,8
- Interest on Cash and Due From Bank                               14,9          0,9
- Interest on Loans to the Financial Sector                         3,3          2,9
- Interest on Overdrafts                                          111,3         69,7
- Interest on Notes                                               294,2        200,6
- Interest on Mortgage Loans                                       98,4         70,0
- Interest on Pladge Loans                                         12,4         12,1
- Interest on Credit Card loans                                   431,8        281,1
- Interest on Other Loans                                         202,8        105,8
- Net Income from Government and Corporate Securities             241,3        235,3
- On Other Receivables Resulting from Financial Brokerage          36,2        171,9
- Net Income from Guaranteed Loans-Decree 1387/01                  79,7        194,8
- Adjustment by application of adjusting index                    205,1        736,0
- Quotations Differences on Gold and Foreign Currency              88,0         76,1
- Other                                                           178,5         72,6
FINANCIAL EXPENSES                                              1.246,7      1.851,6
- Interest on Demand Accounts Deposits                             16,4         21,0
- Interest on Saving Accounts Deposits                              4,5          4,1
- Interest on Time Deposits                                       521,1        313,0
- Interest on Interbank Loans Received ( Call Money Loans)          3,9          3,5
- Interest on Loans from Financial Sector                           1,9          3,5
- For other Liabilities resulting from Financial Brokerage        313,6        317,5
- Interest on Subordinated Negotiable Obligations                  94,7         76,5
- Other interest                                                   45,8        186,6
- Adjustment by application of adjusting index                     67,0        697,7
- Contributions to the Deposit Insurance Fund                      20,4         15,8
- Other                                                           157,4        212,4
GROSS BROKERAGE MARGIN                                            751,2        378,2
PROVISIONS FOR LOAN LOSSES                                        255,5        110,9
INCOME FROM SERVICES, NET                                         913,1        672,0
ADMINISTRATIVE EXPENSES                                         1.286,3        974,5
- Personnel Expenses                                              670,6        506,6
- Directors' and Syndics' Fees                                      6,4          6,0
- Other Fees                                                       42,9         36,1
- Advertising and Publicity                                       113,8         84,5
- Taxes                                                            70,4         50,5
- Depreciation of Premises and Equipment                           50,0         37,0
- Amortization of Organization and Development Expenses            35,6         34,9
- Other Operating Expenses                                        190,6        145,0
- Other                                                           106,0         73,9
MINORITY INTEREST                                                 (32,1)       (19,0)
INCOME FROM EQUITY INVESTMENTS                                      2,0        (14,4)
NET OTHER INCOME                                                   25,1        143,9
INCOME TAX                                                         71,5         94,2
NET INCOME                                                         46,0        (18,9)